Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the First Quarter of 2026

BEIJING, CHINA, June 2, 2026 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading player in Asia’s online social networking space, today announced its unaudited financial results for the first quarter of 2026.

First Quarter of 2026 Highlights

•	Net revenues decreased by 5.3% year over year to RMB2,386.0 million (US$345.9 million*) in the first quarter of 2026.

•	Net revenues from overseas increased by 44.1% year over year to RMB597.4 million (US$86.6 million) in the first quarter of 2026.

•	Net income attributable to the shareholders of Hello Group Inc. was RMB291.0 million (US$42.2 million) in the first quarter of 2026, compared to RMB358.0 million in the same period of 2025.

•

Non-GAAP net income attributable to the shareholders of Hello Group Inc. (note 1) was RMB328.8 million (US$47.7 million) in the first quarter of 2026, compared to RMB403.8 million in the same period of 2025.

•	Diluted net income per American Depositary Share (“ADS”) was RMB1.81 (US$0.26) in the first quarter of 2026, compared to RMB2.07 in the same period of 2025.

•	Non-GAAP diluted net income per ADS (note 1) was RMB2.05 (US$0.30) in the first quarter of 2026, compared to RMB2.34 in the same period of 2025.

•

For Momo app, total paying users were 3.7 million for the first quarter of 2026, compared to 4.2 million for the same period last year, and 3.9 million from last quarter. Tantan had 0.6 million paying users for the first quarter of 2026 compared to 0.8 million from the year ago period and 0.6 million from last quarter.

“In the first quarter of 2026, the Group maintained steady business momentum.” commented Yan Tang, Chairman and CEO of Hello Group. “Guided by our strategic focus, our domestic business continued to sustain the healthy operation of the cash cow business through a focus on product innovation and refined operations. Leveraging the synergy of a diversified product portfolio, our overseas business has maintained a positive development trend. Looking ahead, we are confident in our ability to execute on the strategic roadmap for each business line in 2026.”

First Quarter of 2026 Financial Results

Net revenues

Total net revenues were RMB2,386.0 million (US$345.9 million) in the first quarter of 2026, a decrease of 5.3% from RMB2,520.8 million in the first quarter of 2025.

Value-added service revenues mainly include virtual gift revenues from various audio, video and text-based scenarios, and membership subscription revenues. Total value-added service revenues were RMB2,353.6 million (US$341.2 million) in the first quarter of 2026, a decrease of 5.5% from RMB2,489.9 million during the same period of 2025. The decrease was primarily due to external factors that influenced the operational focus of certain broadcasters and agencies on Momo app, which are still in recovery, and to a lesser extent, the decline in Tantan resulting from a decline in user base. The decrease was largely offset by the revenue growth from our overseas apps, driven by the rapid expansion from multiple social entertainment and dating brands across our rich portfolio.

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rate solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.8980 to US$1.00, the effective noon buying rate for March 31, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board.

Other services revenues were RMB32.3 million (US$4.7 million) in the first quarter of 2026, compared to RMB30.9 million during the same period of 2025.

Net revenues from Chinese mainland decreased from RMB2,106.2 million in the first quarter of 2025 to RMB1,788.6 million (US$259.3 million) in the first quarter of 2026, primarily due to the decrease in net revenues from Momo app and Tantan app. Net revenues from overseas increased from RMB414.6 million in the first quarter of 2025 to RMB597.4 million (US$86.6 million) in the first quarter of 2026, driven by the growth of audio- and video-based products in the Middle East and North Africa (“MENA”) region, primarily by the new apps, along with incremental revenue from dating brands outside of MENA.

Cost and expenses

Cost and expenses were RMB2,088.7 million (US$302.8 million) in the first quarter of 2026, a decrease of 6.5% from RMB2,234.5 million in the first quarter of 2025. The decrease was primarily attributable to: (a) a decrease in revenue sharing with broadcasters on Momo app, partially offset by an increased revenue sharing with virtual gift recipients on overseas apps; (b) a decrease in salary expenses and share-based compensation expenses, due to our continuous optimization in personnel costs and the newly granted share options which had lower fair value; and (c) partially offset by increased investment in marketing for our new overseas apps while we continued to reduce marketing expenses for China apps.

Non-GAAP cost and expenses (note 1) were RMB2,049.3 million (US$297.1 million) in the first quarter of 2026, compared to RMB2,188.8 million during the same period of 2025.

Income from operations

Income from operations was RMB309.7 million (US$44.9 million) in the first quarter of 2026, compared to RMB299.5 million during the same period of 2025.

Non-GAAP income from operations (note 1) was RMB349.2 million (US$50.6 million) in the first quarter of 2026, compared to RMB345.3 million during the same period of 2025.

Interest income

Interest income was RMB54.0 million (US$7.8 million) in the first quarter of 2026, compared to RMB120.3 million during the same period of 2025. The decrease was primarily attributable to: (a) a reduction in the total volume of interest-bearing funds, as a result of bank loan repayments, the distribution of a special cash dividend, settlement of withholding tax accrued for prior periods, certain acquisitions and investments, and payment under the Company’s Share Repurchase Program; (b) a lower proportion of high-yield US dollar funds in the total funds; and (c) a drop in the yield of both US dollar and RMB funds due to falling market interest rates.

Income tax expenses

Income tax expenses were RMB79.9 million (US$11.6 million) in the first quarter of 2026, compared to RMB70.4 million in the first quarter of 2025.

Share of income on equity method investments

Share of income on equity method investments was RMB8.5 million (US$1.2 million) in the first quarter of 2026, compared to RMB39.7 million during the same period of 2025. The decrease was primarily attributable to lower fair value gains recognized from an investment in an open mutual fund.

Net income

Net income was RMB291.5 million (US$42.3 million) in the first quarter of 2026, compared to RMB358.5 million during the same period of 2025.

Non-GAAP net income (note 1) was RMB329.3 million (US$47.7 million) in the first quarter of 2026, compared to RMB404.3 million during the same period of 2025.

Net income attributable to the shareholders of Hello Group Inc.

Net income attributable to the shareholders of Hello Group Inc. was RMB291.0 million (US$42.2 million) in the first quarter of 2026, compared to RMB358.0 million during the same period of 2025.

Non-GAAP net income (note 1) attributable to the shareholders of Hello Group Inc. was RMB328.8 million (US$47.7 million) in the first quarter of 2026, compared to RMB403.8 million during the same period of 2025.

Net income per ADS

Diluted net income per ADS was RMB1.81 (US$0.26) in the first quarter of 2026, compared to RMB2.07 in the first quarter of 2025.

Non-GAAP diluted net income per ADS (note 1) was RMB2.05 (US$0.30) in the first quarter of 2026, compared to RMB2.34 in the first quarter of 2025.

Cash and cash flow

As of March 31, 2026, the Company’s cash, cash equivalents, short-term deposits, short-term investments, short-term restricted cash and long-term deposits totaled RMB8,561.0 million (US$1,241.1 million), compared to RMB8,677.6 million as of December 31, 2025.

Net cash provided by operating activities in the first quarter of 2026 was RMB158.9 million (US$23.0 million), compared to RMB239.7 million in the first quarter of 2025.

Recent Development

Payment of a special cash dividend

In March 2026, Hello Group’s board of directors declared a special cash dividend in the amount of US$0.28 per ADS, or US$0.14 per ordinary share. The cash dividend was paid in April 2026 to shareholders of record at the close of business on April 10, 2026. The aggregate amount of cash dividends paid was US$41.2 million.

Share repurchase program

As of June 2, 2026, the Company has repurchased 63.7 million ADSs for US$399.5 million on the open market under the Share Repurchase Program announced on June 7, 2022 and amended on March 14, 2024 and March 12, 2025, at an average purchase price of US$6.25 per ADS. The remaining size of the program is US$86.6 million.

Business Outlook

For the second quarter of 2026, the Company expects total net revenues to be between RMB2.45 billion and RMB2.55 billion, representing a decrease of 6.5% to 2.7% year over year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income, net income attributable to the shareholders of Hello Group Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, amortization of intangible assets from business acquisitions and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Tuesday, June 2, 2026, at 7:00 a.m. U.S. Eastern Time (7:00 p.m. Beijing / Hong Kong Time on June 2, 2026).

Participants can register for the conference call by navigating to:

https://s1.c-conf.com/diamondpass/10054808-suvwn2.html.

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through June 10, 2026. The dial-in details for the replay are as follows:

U.S. / Canada: 1-855-883-1031

Hong Kong: 800-930-639

Passcode: 10054808

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Hello Group’s website at https://ir.hellogroup.com.

About Hello Group Inc.

We are a leading player in Asia’s online social networking space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. Since 2019, we have continuously expanded our portfolio through internal incubation and strategic acquisitions, adding apps such as Hertz, Soulchill, and Happn. These products target more niche markets and selective user demographics both domestically and internationally, further strengthening our global presence.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +852-3157-1669

Email: ir@hellogroup.com

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the second quarter of 2026, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter of 2026 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the second quarter of 2026 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months Ended March 31
	2025 RMB	2026 RMB	2026 US$
Net revenues(i):
Value-added service	2,489,902	2,353,649	341,207
Other services	30,933	32,327	4,687

Total net revenues	2,520,835	2,385,976	345,894
Cost and expenses:
Cost of revenues	(1,569,074)	(1,463,328)	(212,138)
Research and development	(195,769)	(177,106)	(25,675)
Sales and marketing	(329,178)	(343,241)	(49,759)
General and administrative	(140,511)	(105,048)	(15,229)

Total cost and expenses	(2,234,532)	(2,088,723)	(302,801)
Other operating income, net	13,182	12,490	1,811

Income from operations	299,485	309,743	44,904
Interest income	120,338	54,017	7,831
Interest expense	(30,659)	(52)	(8)
Other gain or loss, net	—	(895)	(130)

Income before income tax and share of income on equity method investments	389,164	362,813	52,597
Income tax expenses	(70,406)	(79,850)	(11,576)

Income before share of income on equity method investments	318,758	282,963	41,021
Share of income on equity method investments	39,731	8,538	1,238

Net income	358,489	291,501	42,259

Less: net income attributable to non-controlling interest	495	453	66

Net income attributable to the shareholders of Hello Group Inc.	357,994	291,048	42,193

Net income per share attributable to ordinary shareholders
Basic	1.05	0.92	0.13
Diluted	1.04	0.91	0.13
Weighted average shares used in calculating net income per ordinary share
Basic	339,405,347	315,359,212	315,359,212
Diluted	345,905,274	321,322,687	321,322,687

(i)	The following table presents revenues by geographic area based on the addresses of our customers of our users:

	Three months Ended March 31
	2025 RMB	2026 RMB	2026 US$
Chinese mainland	2,106,233	1,788,568	259,288
Overseas	414,602	597,408	86,606

Total	2,520,835	2,385,976	345,894

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months Ended March 31
	2025	2026	2026
	RMB	RMB	US$
Net income	358,489	291,501	42,259
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(43,338)	(74,295)	(10,771)

Comprehensive income	315,151	217,206	31,488
Less: comprehensive loss attributed to the non-controlling interest	(599)	(2,700)	(391)

Comprehensive income attributable to the shareholders of Hello Group Inc.	315,750	219,906	31,879

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31 2025 RMB	March 31 2026 RMB	March 31 2026 US$
Assets
Current assets
Cash and cash equivalents	5,320,022	5,408,023	783,999
Short-term deposits	3,112,207	2,856,680	414,132
Restricted cash	120,612	103,470	15,000
Short-term investment	124,713	162,778	23,598
Accounts receivable, net of allowance for credit losses of RMB18,623 and RMB18,958 as of December 31, 2025 and March 31, 2026, respectively	246,208	416,065	60,317
Amounts due from related parties	21,751	18,433	2,672
Prepaid expenses and other current assets	791,317	754,846	109,430

Total current assets	9,736,830	9,720,295	1,409,148
Long-term deposits	—	30,000	4,349
Right-of-use assets, net	118,799	78,356	11,359
Property and equipment, net	1,420,030	1,408,232	204,151
Intangible assets, net	240,716	225,481	32,688
Rental deposits	3,585	4,891	709
Long-term investments	1,514,042	1,526,586	221,308
Other non-current assets	114,384	115,408	16,731
Deferred tax assets	34,614	36,024	5,222
Goodwill	596,299	579,765	84,048

Total assets	13,779,299	13,725,038	1,989,713

Liabilities and equity
Current liabilities
Accounts payable	584,557	569,131	82,506
Deferred revenue	468,221	468,313	67,891
Accrued expenses and other current liabilities	848,679	769,462	111,549
Lease liabilities due within one year	83,590	58,752	8,517
Income tax payable	44,787	35,198	5,103
Deferred consideration in connection with business acquisitions-current	47,839	47,180	6,840
Long-term borrowings, current portion	2,118	1,957	284
Dividends payable	—	284,426	41,233

Total current liabilities	2,079,791	2,234,419	323,923
Lease liabilities	39,986	27,708	4,017
Deferred tax liabilities	531,996	550,249	79,769
Long-term borrowings	3,133	2,324	337
Other non-current liabilities	39,605	49,661	7,199

Total liabilities	2,694,511	2,864,361	415,245
Shareholder’s equity (ii)	11,084,788	10,860,677	1,574,468

Total liabilities and shareholder’s equity	13,779,299	13,725,038	1,989,713

(ii):	As of March 31, 2026, the number of ordinary shares outstanding was 295,494,802.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months Ended March 31
	2025 RMB	2026 RMB	2026 US$
Cash flows from operating activities:
Net income	358,489	291,501	42,259
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	12,391	15,828	2,295
Amortization of intangible assets	6,191	9,410	1,364
Share-based compensation	40,860	31,305	4,539
Share of income on equity method investments	(39,731)	(8,538)	(1,238)
Gain or loss on fair value changes of short-term investments	—	895	130
Returns on investments	508	—	—
Gain or loss on disposal of property and equipment	(102)	—	—
Provision of loss on receivable and other assets	5,405	435	63
Changes in operating assets and liabilities:
Accounts receivable	(19,144)	(171,970)	(24,930)
Prepaid expenses and other current assets	11,375	53,628	7,774
Amounts due from related parties	—	(142)	(21)
Rental deposits	(110)	(17)	(2)
Deferred tax assets	340	(1,451)	(210)
Other non-current assets	35,046	38,767	5,620
Accounts payable	(13,543)	(14,677)	(2,128)
Income tax payable	(100,979)	(9,516)	(1,380)
Deferred revenue	9,035	1,083	157
Accrued expenses and other current liabilities	(70,983)	(95,293)	(13,815)
Deferred tax liabilities	12,713	18,922	2,743
Other non-current liabilities	(8,040)	(1,266)	(184)

Net cash provided by operating activities	239,721	158,904	23,036
Cash flows from investing activities:
Purchase of property and equipment	(27,814)	(15,161)	(2,198)
Payment for long-term investments	—	(18,000)	(2,609)
Payment for business acquisition	(194,390)	—	—
Purchase of term deposits	—	(110,000)	(15,947)
Cash received on maturity of term deposits	1,257,245	326,904	47,391
Payment for short-term investments	—	(40,798)	(5,914)
Returns of investments	—	1,303	189
Loan to a third-party company	(27,478)	—	—
Loan to a related party	—	(3,930)	(570)
Cash received from repayment of loans to a related party	—	7,390	1,071
Other investing activities	192	97	14

Net cash provided by investing activities	1,007,755	147,805	21,427
Cash flows from financing activities:
Proceeds from exercise of share options	2	3	—
Repurchase of ordinary shares	(201,529)	(187,184)	(27,136)
Advance payment for acquisition of non-controlling interest	—	(20,918)	(3,032)
Repayment of short-term borrowings	(1,690,535)	—	—
Repayment of long-term borrowings	(395)	(732)	(106)

Net cash used in financing activities	(1,892,457)	(208,831)	(30,274)
Effect of exchange rate changes	(25,685)	(27,019)	(3,916)

Net (decrease) increase in cash and cash equivalents	(670,666)	70,859	10,273
Cash, cash equivalents and restricted cash at the beginning of period	9,642,421	5,440,634	788,726
Cash, cash equivalents and restricted cash at the end of period	8,971,755	5,511,493	798,999

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months Ended March 31, 2025				Three months Ended March 31, 2026					Three months Ended March 31, 2026
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts(iii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts(iii) US$	Non-GAAP US$
Cost of revenues	(1,569,074)	1,263	1,774	(1,566,037)	(1,463,328)	1,583	2,526	—	(1,459,219)	(212,138)	229	366	—	(211,543)
Research and development	(195,769)	859	9,060	(185,850)	(177,106)	1,678	10,194	—	(165,234)	(25,675)	243	1,478	—	(23,954)
Sales and marketing	(329,178)	2,790	4,311	(322,077)	(343,241)	4,869	2,923	—	(335,449)	(49,759)	706	424	—	(48,629)
General and administrative	(140,511)	—	25,715	(114,796)	(105,048)	—	15,662	—	(89,386)	(15,229)	—	2,271	—	(12,958)

Cost and operating expenses	(2,234,532)	4,912	40,860	(2,188,760)	(2,088,723)	8,130	31,305	—	(2,049,288)	(302,801)	1,178	4,539	—	(297,084)
Income from operations	299,485	4,912	40,860	345,257	309,743	8,130	31,305	—	349,178	44,904	1,178	4,539	—	50,621
Net income attributable to the shareholders of Hello Group Inc.	357,994	4,912	40,860	403,766	291,048	8,130	31,305	(1,653)	328,830	42,193	1,178	4,539	(240)	47,670

(iii)	Includes tax impacts related to the amortization of intangible assets from business acquisition. There is no tax impact related to share-based compensation.